Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2021 of AcuityAds Holdings Inc. of our report dated March 10, 2022 relating to the consolidated financial statements, which appears in Exhibit 99.2 to this Annual Report on Form 40-F.

We also consent to the reference to us under the heading “Interests of Experts” in the Annual Information Form, which appears in Exhibit 99.1 to this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-256909) and Form S-8 (No. 333-258901) of AcuityAds Holdings Inc. of our report dated March 10, 2022 referred to above.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
March 10, 2022

PricewaterhouseCoopers LLP

PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2

T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.